September 28, 2022

VIA EDGAR

United States Securities and Exchange

Commission Division of Corporate Finance

Office of Real Estate and Construction

100 F Street, NE

Washington, D.C. 20549

Attn:	Ms. Jennifer Monick
Mr. Howard Efron

Re:	Medical Properties Trust, Inc.

MPT Operating Partnership, L.P.

Form 10-K for the Year Ended December 31, 2021

Filed March 1, 2022

File No. 001-32559

Dear Ms. Monick and Mr. Efron:

This letter is being furnished in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the Commission’s comment letter dated September 14, 2022 to R. Steven Hamner, Executive Vice President and Chief Financial Officer of Medical Properties Trust, Inc. (the “Company”) with respect to the Company’s Form 10-K for the Year Ended December 31, 2021 (the “2021 10-K”). To assist you in reviewing our responses, we have preceded each response below with a copy (in bold type) of the Staff’s comment as stated in your letter.

Form 10-K for the Year Ended December 31, 2021 filed March 1, 2022 Significant Tenants, page 12

1.

Please tell us whether properties leased to Steward represent more than 20% of your total assets as of December 31, 2021. To the extent you lease more than 20% of your total assets to Steward at December 31, 2021, please tell us what consideration you gave to providing audited financial statements of Steward. In addition, please tell us the total loan amount to Steward that was outstanding as of December 31, 2021.

As of December 31, 2021, properties leased to Steward represented 22.4% of our total assets – but only 17.8% exclusive of assets under binding agreement to sell and presented as held for sale as of such date. As discussed in Note 3 to Item 8 of the 2021 10-K, we entered into a definitive agreement on August 28, 2021, to sell a 50% interest in a portfolio of eight Massachusetts-based general acute care hospitals leased to Steward (the “Macquarie Transaction”). The transaction was completed in Q1 2022. Accordingly, we did not provide audited financial statements of Steward as part of our 2021 10-K, because it was probable that the concentration of assets leased to Steward would be below 20% after the completion of the Macquarie Transaction. In making this determination, we were informed by previous oral guidance received from the Staff to the effect that spikes in tenant concentration occurring as of a fiscal year-end are not dispositive for purposes of Section 2340 of the Staff’s Financial Reporting Manual if the registrant believes in good faith that such >20% concentration is short-term. We note further, as helpful, that the Macquarie Transaction was, in fact, completed on March 14, 2022, which was prior to March 31, 2022, the reporting due date of such investee’s financial statements under Regulation S- X 3-09.

As of December 31, 2021, loans provided to affiliates of Steward totaled approximately $404 million, which represented approximately 2.0% of total assets.

2.	We note your table on page 12 and your note (1) to the table. Please address the following:

•

Please tell us if you have made adjustments to individual line items within this table that are not also reflected within the adjustments to the total on page 49. To the extent you have made such adjustments, please tell us and revise your filing to provide more quantitative and qualitative information about any such adjustments.

•

Please tell us if you have adjusted the amounts for Steward and HCA for a transaction that was pending as of the date of the filing. To the extent you have made such adjustments, please tell us how you determined it was appropriate to reflect this pending transaction within your table.

All adjustments from total assets to total pro forma gross assets used in preparing the 2021 columns of the table on page 12 of our 2021 10-K are reflected in the reconciliation on page 49 of our 2021 10-K.

As noted in footnote (1) to the table on page 12, total gross assets information in the table for 2021 is shown pro forma for the committed transactions disclosed in Note 8 to Item 8 of our 2021 10-K. This included our binding definitive agreement, as disclosed in Note 8, to lease five Utah hospitals to HCA following its purchase of the operations of these facilities from Steward, subject only to regulatory approvals. The adjustment for this transaction at December 31, 2021 is consistent with our treatment of similar transactions, including the Macquarie Transaction in 2021 and committed transactions in previous years. We included this adjustment because we believe the total pro forma gross asset concentration metric provides a more current view of our portfolio and allows for a better understanding of our concentration levels as our commitments close. This presentation is also consistent with how our management team reviews our portfolio, including concentration metrics, and what is used in making resource allocation decisions.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies Credit Losses, page 41

3.

We note your disclosure related to Halsen Healthcare on page 79. In light of their bankruptcy filing, please tell us what consideration you gave to disclosing the balances of any receivables from Halsen Healthcare that were outstanding at December 31, 2021.

We disclose in Note 3 to Item 8 of our 2021 10-K that our total investment in Halsen Healthcare is less than 0.5% of our total assets as of December 31, 2021. In addition to including this total investment percentage, we disclose our $40 million real estate investment in Halsen Healthcare in this same Note 3. Although we do not explicitly disclose the amount of any outstanding receivables (which were approximately $55 million gross and approximately $12 million, net of reserves, at December 31, 2021), we believe the general disclosure of our total investment percentage and our specific disclosure of our total real estate investment in Halsen Healthcare gives investors the necessary information to be able to reasonably determine the remaining balance of any outstanding receivables. We do not believe the inclusion of the specific balances of any outstanding receivables from Halsen Healthcare would provide any meaningful additional disclosure to investors.

Non-GAAP Financial Measures Pro Forma Gross Assets, page 49

4.	We note your non-GAAP measure titled total pro forma gross assets. Please address the following:

•

We note your use of the phrase “pro forma” in the title. Please tell us how you considered the possibility of this measure being confused with pro forma information prepared in accordance with Article 11 of Regulation S-X.

•

We note your adjustment for real estate commitments on new investments, your adjustment for cash used for funding the transactions above, and your notes (1) and (4) to the table. Please tell us and revise to provide more detail regarding these adjustments, or advise.

•

We note your adjustment for the incremental gross assets of your joint ventures and other and your note (3) to the table. Please tell us and revise to provide more detail about this adjustment, or advise. Your revisions should include, but not be limited to, how the amounts were derived and that the company does not control the joint venture or have legal claim to the assets of the joint venture.

This comment also applies to your disclosure within your earnings releases.

We respectfully acknowledge the Staff’s comment. In future filings and earnings releases, we will revise the title to remove the words “Pro Forma,” and instead use the word “Adjusted,” to avoid any confusion with pro forma information prepared in accordance with Article 11 of Regulation S-X.

We respectfully advise the Staff that the 2020 reconciling item titled “Real estate commitments on new investments” and the related note (1) is referring solely to the Priory transaction as described. However, in future filings and earning releases, we will modify our wording to read as follows:

(1)

The 2020 column solely reflects the Priory Group Transaction as described in Note 3 to Item 8 of our 2021 10-K, which was completed on January 19, 2021, and included the acquisition of 35 facilities in the United Kingdom.

The reconciling item titled “Cash used for funding the transactions above” and the related note (4) represents cash on-hand or cash generated from subsequent sales, like the Macquarie Transaction discussed in Note 3 to Item 8 of our 2021 10-K, expected to be used to fund new committed investments or to pay down debt. However, in future filings and earning releases, we will modify the reconciling item title to “Cash used” and clarify our wording of note (4) to read as follows:

(4)

Represents cash on-hand and cash received subsequent to period end for assets disposed, including the Macquarie Transaction in 2021, of which such cash proceeds were used to either fund new investments or paydown debt.

The reconciling item titled “Incremental gross assets of our joint ventures and other” and the related note (3) reflects an addition to total assets to present our share of each joint venture’s gross assets on a comparable basis as the remainder of our real estate portfolio. This presentation is also consistent with how our management team reviews our portfolio, including concentration metrics, and what is used in making resource allocation decisions. In future filings and earnings releases, we will modify note (3) to this reconciling item to reflect the following:

(3)

While we do not control any of our unconsolidated real estate joint venture arrangements and do not have direct legal claim to the underlying assets of the unconsolidated real estate joint ventures, we believe this adjustment allows investors to view certain concentration information on a basis comparable to the remainder of our real estate portfolio.

Should you have any questions or further comments, please contact the undersigned at 205-969-3755.

Very truly yours,

MEDICAL PROPERTIES TRUST, INC.

MPT OPERATING PARTNERSHIP, L.P. by Medical Properties Trust, Inc., the sole member of its general partner

/s/ R. Steven Hamner
R. Steven Hamner
Executive Vice President and Chief Financial Officer